UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
Specialized Disclosure Report
Cooper Tire & Rubber Company
(Exact name of registrant as specified in its charter)
Delaware	001-04329	34-4297750
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S Employer Identification No.)

701 Lima Avenue, Findlay, Ohio 45840
(Address of principal executive offices) (Zip Code)

Mark A. Young Director of External Reporting (419) 423-1321
(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1. Conflict Minerals Disclosure
Item 1.01.    Conflict Minerals Disclosure and Report.
Conflict Minerals Disclosure
Cooper Tire & Rubber Company (including its consolidated subsidiaries, the “Company”) is filing this Form SD pursuant to Rule 13p‑1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2018 to December 31, 2018 (the “Reporting Period”).
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite, (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).
The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). For the Reporting Period, the Company reasonably determined that the following product components contain conflict minerals: steel tire cord; bead wire; polybutadiene; and solution-styrene butadiene rubber.
Reasonable Country of Origin Inquiry
As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources, in accordance with Form SD and related guidance provided by the Securities and Exchange Commission (“SEC”). The results of the Company’s RCOI regarding the Subject Minerals are included below.
The Company’s global supply chain is complex. In the course of its business operations, the Company may purchase materials and components containing conflict minerals. These materials and components may, in turn, be included in the Company’s products. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on its direct material suppliers to provide information regarding the origin of any conflict minerals that are included in its products.
Prior to the Reporting Period, the Purchasing Department of the Company worked with the Materials Development Group of the Company to search the Company’s material safety data sheets to identify where Subject Minerals were used in its products. Other commodities not covered by material safety data sheets were also reviewed for the existence of Subject Minerals. As a result of this process, the Company identified seventeen material suppliers that it believed could potentially provide finished goods, materials or components containing Subject Minerals (collectively, the “Covered Suppliers”). The Company then asked the Covered Suppliers to certify the finished goods, components or materials supplied did not contain conflict minerals or to complete and return the Responsible Minerals Initiative (formerly known as the Conflict-Free Sourcing Initiative) Conflict Minerals Due Diligence Template and related questionnaire (the “RMI Template”). The RMI Template requires the disclosure, among other matters, of the facility/smelter at which conflict minerals are processed, as well as the country of origin for such conflict minerals. The Company utilized a tracking sheet to inventory the responses from the Covered Suppliers and such responses were reviewed by Company purchasing department employees. An escalation process was initiated with Covered Suppliers who were non-responsive after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. Using a risk-based approach, the Company evaluated responses from the Covered Suppliers for plausibility, consistency, and gaps both in terms of which materials or components were stated to contain or not contain Subject Minerals, as well as the origin of those Subject Minerals. The Company also engaged certain Covered Suppliers, holding discussions and reviewing the results of their internal due diligence efforts, to ensure that the Company’s inquiries regarding conflict minerals were understood and complied with.

For the Reporting Period, the Company obtained representations from all of the Covered Suppliers. Eight of the Covered Suppliers certified to the Company that the finished goods, components or materials provided to the Company during the Reporting Period did not contain conflict minerals. The remaining nine Covered Suppliers certified to the Company that the Subject Materials provided to the Company were not sourced from the Covered Countries. These results were consistent with (a) a pilot supplier engagement program that the Company conducted during 2012 in anticipation of the SEC’s reporting requirements regarding conflict minerals and (b) the Company's RCOI with respect to the 2013, 2014, 2015, 2016 and 2017 reporting periods.
Based on the information obtained pursuant to the RCOI process described above, the Company has reasonably determined that the conflict minerals contained in its products during the Reporting Period did not originate in the Covered Countries.
As required by Form SD, the disclosure contained in this Form SD regarding the Company’s RCOI is available on the Company’s website located at http://www.coopertire.com. The content on, or accessible through, any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.    Exhibit.
Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COOPER TIRE & RUBBER COMPANY
By:	/s/ Christopher J. Eperjesy	May 23, 2019
	Christoper J. Eperjesy	(Date)
Senior Vice President & Chief Financial Officer